Exhibit 99.3

SILVERCORP METALS INC.

CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2019 and 2018
(Expressed in thousands of US dollars, except per share and share data, unless otherwise stated)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders Board of Directors of Silvercorp Metals Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Silvercorp Metals Inc. and subsidiaries as of March 31, 2019 and 2018, the related consolidated statements of income, comprehensive income (loss), cash flows and changes in equity for each of the two years in the period ended March 31, 2019, and the related notes (collectively referred to as the “financial statements”).In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2019 and 2018, and its financial performance and its cash flows for each of the two years in the period ended March 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of March 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 23, 2019 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte LLP

Chartered Professional Accountants
Vancouver, Canada

May 23, 2019

We have served as the Company's auditor since 2013.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders Board of Directors of Silvercorp Metals Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Silvercorp Metals Inc and subsidiaries (the “Company”) as of March 31, 2019, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended March 31, 2019, of the Company and our report dated May 23, 2019, expressed unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte LLP

Chartered Professional Accountants
Vancouver, Canada

May 23, 2018

SILVERCORP METALS INC.
Consolidated Statements of Financial Position
(Expressed in thousands of U.S. dollars)

		As at March 31,	As at March 31,
	Notes	2019	2018
ASSETS
Current Assets
Cash and cash equivalents	24	$67,441	$49,199
Short-term investments	3	47,836	56,910
Trade and other receivables		467	676
Inventories	4	10,836	11,018
Due from related parties	15	3,022	11
Income tax receivable		1,301	534
Prepaids and deposits		3,958	4,456
		134,861	122,804
Non-current Assets
Long-term prepaids and deposits		769	954
Reclamation deposits		7,953	5,712
Investment in an associate	5	38,703	38,001
Other investments	6	9,253	6,132
Plant and equipment	7	68,617	71,211
Mineral rights and properties	8	238,920	232,080
TOTAL ASSETS		$499,076	$476,894

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities		$29,856	$25,198
Bank loan	9	4,475	-
Deposits received		3,040	6,806
Income tax payable		502	303
		37,873	32,307
Non-current Liabilities
Deferred income tax liabilities	19	34,334	33,310
Environmental rehabilitation	10	13,688	13,098
Total Liabilities		85,895	78,715
Equity
Share capital		231,269	228,729
Share option reserve		15,898	14,690
Reserves	12	25,409	25,409
Accumulated other comprehensive loss	13	(41,864)	(25,875)
Retained earnings		116,734	86,283
Total equity attributable to the equity holders of the Company		347,446	329,236

Non-controlling interests	14	65,735	68,943
Total Equity		413,181	398,179

TOTAL LIABILITIES AND EQUITY		$499,076	$476,894
Commitments and contingencies	23

Approved on behalf of the Board:

(Signed) David Kong
Director

(Signed) Rui Feng
Director

See accompanying notes to the consolidated financial statements

SILVERCORP METALS INC.
Consolidated Statements of Income
(Expressed in thousands of U.S. dollars, except numbers for share and per share figures)

		Years Ended March 31,
	Notes	2019	2018

Sales	22(c)	$170,519	$170,039
Cost of sales
Production costs		62,461	59,144
Mineral resource taxes		4,864	4,764
Depreciation and amortization		19,997	18,247
		87,322	82,155
Gross profit		83,197	87,884

General and administrative	16	19,427	18,685
Government fees and other taxes	17	2,699	2,971
Foreign exchange (gain) loss		(1,361)	1,628
Loss on disposal of plant and equipment	7	401	329
Gain on disposal of NSR		-	(4,320)
Share of loss in associate	5	330	700
Dilution gain on investment in associate		-	(822)
Reclassification of other comprehensive loss upon
ownership dilution of investment in associate		-	18
Impairment reversal of investment in associate	5	(1,899)	(4,714)
Impairment reversal of mineral rights and
properties	8	(7,279)	-
Other expense (income)		806	(2,016)
Income from operations		70,073	75,425

Finance income	18	3,476	2,839
Finance costs	18	(631)	(449)
Income before income taxes		72,918	77,815

Income tax expense	19	20,871	18,919
Net income		$52,047	$58,896

Attributable to:
Equity holders of the Company		$39,724	$46,994
Non-controlling interests	14	12,323	11,902
		$52,047	$58,896

Earnings per share attributable to the equity holders of the Company
Basic earnings per share	11(e)	$0.24	$0.28
Diluted earnings per share	11(e)	$0.23	$0.27
Weighted Average Number of Shares Outstanding - Basic		168,483,412	167,848,117
Weighted Average Number of Shares Outstanding - Diluted		170,386,993	171,405,904

See accompanying notes to the consolidated financial statements

SILVERCORP METALS INC.
Consolidated Statements of Comprehensive Income
(Expressed in thousands of U.S. dollars)

		Years Ended March 31,
	Notes	2019	2018

Net income		$52,047	$58,896
Other comprehensive income (loss), net of taxes:
Items that may subsequently be reclassified to net income or loss:
Currency translation adjustment, net of tax of $nil		(21,831)	28,831
Share of other comprehensive income in associate	5	398	461
Reclassification to net income upon ownership dilution of investment in associate		-	18
Items that will not subsequently be reclassified to net income or loss:
Change in fair value on equity investments designated as FVTOCI, net of tax of $nil	6	2,380	378
Other comprehensive (loss) income, net of taxes		$(19,053)	$29,688
Attributable to:
Equity holders of the Company		$(15,989)	$24,544
Non-controlling interests	14	(3,064)	5,144
		$(19,053)	$29,688
Total comprehensive income		$32,994	$88,584

Attributable to:
Equity holders of the Company		$23,735	$71,538
Non-controlling interests		9,259	17,046
		$32,994	$88,584

See accompanying notes to the consolidated financial statements

SILVERCORP METALS INC.
Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)

		Years Ended March 31,
	Notes	2019	2018
Cash provided by
Operating activities
Net income		$52,047	$58,896
Add (deduct) items not affecting cash:
Finance costs	18	631	449
Depreciation, amortization and depletion		21,250	19,442
Share of loss in associate	5	330	700
Dilution gain on investment in associate		-	(822)
Reclassification of other comprehensive loss upon ownership
dilution of investment in associate		-	18
Gain on disposal of NSR		-	(4,320)
Impairment reversal of investment in associate	5	(1,899)	(4,714)
Impairment reversal of mineral rights and properties	8	(7,279)	-
Income tax expense	19	20,871	18,919
Finance income	18	(3,476)	(2,839)
Loss on disposal of plant and equipment	7	401	329
Share-based compensation	11(b)	1,896	1,566
Reclamation expenditures and deposits	10	(2,788)	(194)
Income taxes paid		(18,225)	(19,743)
Interest received		3,476	2,839
Interest paid	9	(144)	-
Changes in non-cash operating working capital	24	659	(2,625)
Net cash provided by operating activities		67,750	67,901

Investing activities
Mineral rights and properties
Capital expenditures		(28,049)	(20,948)
Plant and equipment
Additions		(6,258)	(6,152)
Proceeds on disposals	7	31	33
Other investments
Acquisition		(1,018)	-
Investment in associate	5	(107)	(23,861)
Net redemption (purchases) of short-term investments		5,969	(30,803)
Net cash used in investing activities		(29,432)	(81,731)

Financing activities
Related parties
Payments made		(2,989)	-
Bank loan
Proceeds	9	4,527	-
Non-controlling interests
Distribution	14	(13,259)	(7,785)
Acquisition	14	(1,121)	-
Cash dividends distributed	11(c)	(4,208)	(3,362)
Proceeds from issuance of common shares		1,852	550
Common shares repurchased as part of normal course issuer bid		-	(4,177)
Net cash used in financing activities		(15,198)	(14,774)
Effect of exchange rate changes on cash and cash equivalents		(4,878)	4,800

Increase (decrease) in cash and cash equivalents		18,242	(23,804)
Cash and cash equivalents, beginning of the year		49,199	73,003
Cash and cash equivalents, end of the year		$67,441	$49,199
Supplementary cash flow information	24

See accompanying notes to the consolidated financial statements

SILVERCORP METALS INC.
Consolidated Statements of Changes in Equity
(Expressed in thousands of U.S. dollars, except numbers for share figures)

		Share capital
		Number of		Share option		Accumulated other comprehensive	Retained	Total equity attributable to the equity holders of	Non-controlling
	Notes	shares	Amount	reserve	Reserves	loss	earnings	the Company	interests	Total equity
Balance, April 1, 2017		167,889,636	$232,155	$13,325	$25,409	$(50,419)	$42,651	$263,121	$54,814	$317,935
Options exercised		857,020	751	(201)	-	-	-	550	-	550
Share-based compensation		-	-	1,566	-	-	-	1,566	-	1,566
Dividends declared		-	-	-	-	-	(3,362)	(3,362)	-	(3,362)
Distribution to non-controlling interests		-	-	-	-	-	-	-	(2,917)	(2,917)
Common shares repurchased as part of normal
course issuer bid		(1,717,100)	(4,177)	-	-	-	-	(4,177)	-	(4,177)
Comprehensive income		-	-	-	-	24,544	46,994	71,538	17,046	88,584
Balance, March 31, 2018		167,029,556	$228,729	$14,690	$25,409	$(25,875)	$86,283	$329,236	$68,943	$398,179
Options exercised		2,812,496	2,540	(688)	-	-	-	1,852	-	1,852
Share-based compensation	11 (b)	-	-	1,896	-	-	-	1,896	-	1,896
Dividends declared	11 (c)	-	-	-	-	-	(4,208)	(4,208)	-	(4,208)
Distribution to non-controlling interests	14	-	-	-	-	-	-	-	(13,259)	(13,259)
Disposition of non-controlling interests upon
wound-up of a subsidiary	14	-	-	-	-	-	-	-	(1,002)	(1,002)
Acquisition of non-controlling interest	14	-	-	-	-	-	(5,065)	(5,065)	1,794	(3,271)
Comprehensive (loss) income		-	-	-	-	(15,989)	39,724	23,735	9,259	32,994
Balance, March 31, 2019		169,842,052	$231,269	$15,898	$25,409	$(41,864)	$116,734	$347,446	$65,735	$413,181

See accompanying notes to the consolidated financial statements

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, except per share and share data, unless otherwise stated)

1.	CORPORATE INFORMATION

Silvercorp Metals Inc., along with its subsidiary companies (collectively the “Company”), is engaged in the acquisition, exploration, development, and mining of precious and base metal mineral properties. The Company’s producing mines and other current exploration and development projects are in China.

The Company is a publicly listed company incorporated in the Province of British Columbia, Canada, with limited liability under the legislation of the Province of British Columbia. The Company’s shares are traded on the Toronto Stock Exchange and the NYSE American Stock Exchange.

The head office, registered address and records office of the Company are located at 200 Granville Street, Suite 1378, Vancouver, British Columbia, Canada, V6C 1S4.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The policies applied in these consolidated financial statements are based on IFRS in effect as of March 31, 2019.

These consolidated financial statements were authorized for issue in accordance with a resolution of the Board of Directors dated on May 22, 2019.

(b)Adoption of New Accounting Standards

New accounting standards adopted by the Company during the year ended March 31, 2019 are as follow:

IFRS 9 (2014) – Financial Instruments (amended 2014)

On April 1, 2018, the Company adopted, retrospectively without restatement, IFRS 9 – Financial Instruments, the final version issued in 2014 by IASB (“IFRS 9 (2014)”). As the Company applied IFRS 9 (2010) effective April 1, 2011, the adoption of IFRS 9 (2014) has no impact on the classification or the carrying value of the Company’s financial instruments. IFRS 9 (2014) introduced a single expected credit loss impairment model for the financial assets measured at amortized cost and for debt instrument at fair value through other comprehensive income, which is based on changes in credit quality since initial recognition. The adoption of the expected credit loss impairment model did not have a significant impact on the Company’s financial statements. IFRS 9 (2014) change the requirements for hedge effectiveness and consequently for the application of hedge accounting. As the Company does not apply hedge accounting, the adoption of IFRS 9 (2014) with regards to hedge accounting did not impact the Company or its accounting policies.

IFRS 15 – Revenue from contracts with customers

On April 1, 2018, the Company adopted IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 18 – Revenue ("IAS 18"). IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2018. The

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, except per share and share data, unless otherwise stated)

Company applied IFRS 15 using the modified restropective transition approach. The application of this standard had no impact on the Company’s financial statements.

IFRS 15 requires entities to recognize revenue when ‘control’ of goods or services transfers to the customer whereas the previous standard, IAS 18, required entities to recognize revenue when the ‘risks and rewards’ of the goods or services transfer to the customer. The Company concluded there is no change in the timing of revenue recognition of its concentrate sales under the new standard as the point of transfer of risks and rewards of goods and services and transfer of control occur at the same time. As such, no adjustment was required to the Company's financial statements.

Additionally, IFRS15 requires entities to apportion price attributable to contracts from customers to distinct performance obligations on a relative standalone selling price basis. In accordance with the terms of the Company’s concentrate sales contracts, customers are required to arrange and pay for transportation to pick up the concentrates at the Company’s milling facilities. As such, no distinct service was provided and allocation of purchase price was not required.

IFRS 15 requires that variable consideration should only be recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The Company concluded that the adjustments relating to the final assay results for the quantity and quality of concentrate sold and the retroactive pricing adjustment for the new pricing terms are not significant and does not constrain the recognition of revenue.

The Company concluded after review of its revenue streams and underlying contracts with customers that the adoption of IFRS 15 has no material impact on the Company’s financial statements.

Other scope amendments

The Company has adopted IFRIC interpretation 22 – Foreign currency transaction and advanced consideration, and narrow scope amendments to IFRS 2 – Share-based payment, which did not have a material impact on the Company’s financial statements.

(c) Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly or partially owned subsidiaries.

Subsidiaries are consolidated from the date on which the Company obtains control up to the date of the disposition of control. Control is achieved when the Company has power over the subsidiary, is exposed or has rights to variable returns from its involvement with the subsidiary; and has the ability to use its power to affect its returns.

For non-wholly-owned subsidiaries over which the Company has control, the net assets attributable to outside equity shareholders are presented as “non-controlling interests” in the equity section of the consolidated statements of financial position. Net income for the period that is attributable to the non-controlling interests is calculated based on the ownership of the non-controlling interest shareholders in the subsidiary. Adjustments to recognize the non-controlling interests’ share of changes to the subsidiary’s equity are made even if this results in the non-controlling interests having a deficit balance. Changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, except per share and share data, unless otherwise stated)

recorded as equity transactions. The carrying amount of non-controlling interests is adjusted to reflect the change in the non-controlling interests’ relative interests in the subsidiary and the difference between the adjustment to the carrying amount of non-controlling interest and the Company’s share of proceeds received and/or consideration paid is recognized directly in equity and attributed to equity holders of the Company.

Balances, transactions, revenues and expenses between the Company and its subsidiaries are eliminated on consolidation.

Details of the Company’s significant subsidiaries which are consolidated are as follows:

			Proportion of ownership interest held
		Place of	March 31,	March 31,
Name of subsidiaries	Principal activity	incorporation	2019	2018	Mineral properties
Silvercorp Metals China Inc.	Holding company	Canada	100%	100%
Silvercorp Metals (China) Inc.	Holding company	China	100%	100%
0875786 B.C. LTD.	Holding company	Canada	100%	100%
Fortune Mining Limited	Holding company	BVI (i)	100%	100%	RZY
Fortune Copper Limited	Holding company	BVI	100%	100%
Fortune Gold Mining Limited	Holding company	BVI	100%	100%
Victor Resources Ltd.	Holding company	BVI	100%	100%
Yangtze Mining Ltd.	Holding company	BVI	100%	100%
Victor Mining Ltd.	Holding company	BVI	100%	100%
Yangtze Mining (H.K.) Ltd.	Holding company	Hong Kong	100%	100%
Fortune Gold Mining (H.K.) Limited	Holding company	Hong Kong	100%	100%
Wonder Success Limited	Holding company	Hong Kong	100%	100%
Henan Huawei Mining Co. Ltd. ("Henan Huawei")	Mining	China	80%	80%	Ying Mining District
Henan Found Mining Co. Ltd. ("Henan Found")	Mining	China	77.5%	77.5%
Songxian Gold Mining Co., Ltd. ("SX Gold")	Mining	China	77.5%	77.5%	XHP
Xinshao Yunxiang Mining Co., Ltd. ("Yunxiang")	Mining	China	70%	70%	BYP
Guangdong Found Mining Co. Ltd. (Guangdong Found")	Mining	China	99%	95%	GC
(i) British Virgin Islands ("BVI")

(d)Investments in Associates

An associate is an entity over which the Company has significant influence, and is not a subsidiary or joint venture. Significant influence is presumed to exist when the Company has power to be actively involved and influential in financial and operating policy decisions of the associate but does not have control or joint control over those policies.

The Company accounts for its investments in associates using the equity method. Under the equity method, the Company’s investment in an associate is initially recognized at cost and subsequently increased or decreased to recognize the Company’s share of profit and loss of the associate and for impairment losses after the initial recognition date. The Company’s share of an associate’s loss that are in excess of its investment are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate. The Company’s share of comprehensive income or losses attributable to shareholders of associates are recognized in comprehensive income during the period. The carrying amount of the Company’s investments in associates also include any long-term debt interests which in substance form part of the Company’s net investment. Distributions received from an associate are accounted for as a reduction in the carrying amount of the Company’s investment.

At the end of each reporting period, the Company assesses whether there is any objective evidence that an investment in an associate is impaired. Objective evidence includes observable data indicating there is

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, except per share and share data, unless otherwise stated)

a measurable decrease in the estimated future cash flows of the associate’s operations. When there is objective evidence that an investment in an associate is impaired, the carrying amount is compared to its recoverable amount, being the higher of its fair value less cost to sell and value in use. An impairment loss is recognized if the recoverable amount is less than its carrying amount. When an impairment loss reverses in a subsequent period, the carrying amount of the investment is increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized. Impairment losses and reversal of impairment losses, if any, are recognized in net income in the period in which the relevant circumstances are identified.

Details of the Company’s associate are as follows:

			Proportion of ownership interest held
		Place of	March 31,	March 31,
Name of associate	Principal activity	incorporation	2019	2018
New Pacific Metals Corp. ("NUAG")	Mining	Canada	29.6%	29.8%

(e) Business Combinations

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value and the amount of any non-controlling interest in the acquiree. For each business combination, the Company elects whether it measures the non-controlling interest in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition costs incurred are expensed and included in general and administrative expenses.

When the Company acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date.

If the business combination is achieved in stages, the acquisition date fair value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date through profit or loss.

(f) Foreign Currency Translation

The functional currency for each subsidiary of the Company is the currency of the primary economic environment in which the entity operates. The functional currency of the head office, Canadian subsidiaries and all intermediate holding companies is the Canadian dollar (“CAD”). The functional currency of all Chinese subsidiaries is the Chinese Renminbi (“RMB”).

Foreign currency monetary assets and liabilities are translated into the functional currency using exchange rates prevailing at the balance sheet date. Foreign currency non-monetary assets are translated using exchange rates prevailing at the transaction date. Foreign exchange gains and losses are included in the determination of net income.

The consolidated financial statements are presented in U.S. dollars (“USD”). The financial position and results of the Company’s entities are translated from functional currencies to USD as follows:

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, except per share and share data, unless otherwise stated)

  assets and liabilities are translated using exchange rates prevailing at the balance sheet date;

  income and expenses are translated using average exchange rates prevailing during the period; and

  all resulting exchange gains and losses are included in other comprehensive income.

The Company treats inter-company loan balances, which are not intended to be repaid in the foreseeable future, as part of its net investment. When a foreign entity is sold, the historical exchange differences plus the foreign exchange impact that arises on the transaction are recognized in the statement of income as part of the gain or loss on sale.

(g)Revenue Recognition

Sales of all metals products, which are contained in direct smelting ore or concentrates, are recognized as revenue.

Upon application of IFRS 15 on April 1, 2018, revenue is recognized when control of metal products is transferred to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products. In determining whether the Company has satisfied a performance obligation, it considers the indicators of the transfer of control, which include, but are not limited to, whether: the Company has a present right to payment; the customer has legal title to the asset; the Company has transferred physical possession of the asset to the customer; and the customer has the significant risks and rewards of ownership of the asset.

Prior to the application of IFRS 15 on April 1, 2018, revenue was recognized when the significant risks and rewards of ownership passed to customers, it was probable that economic benefits associated with the transaction flowed to the Company, the sale price was measured reliably, the Company had no significant continuing involvement and the costs incurred or to be incurred in respect of the transaction were measured reliably. These conditions for revenue were satisfied when title passed to customers. The passing of the title to customers was based on the terms of the sales contract, which was upon shipment of the products.

Product pricing is determined at the point revenue is recognized by reference to active and freely traded commodity markets. Under the Company’s concentrate sales contracts with its customers, final commodity prices are set on a specified quotation period, typically ranging from ten to fifteen days around shipment date. Refining and treatment charges are netted against revenue from metal concentrate sales.

(h)Cash and Cash Equivalents

Cash and cash equivalents include cash, and short-term money market instruments that are readily convertible to cash with original terms of three months or less.

(i) Short-term Investments

Short-term investments consist of certificates of deposit and money market instruments, including cashable guaranteed investment certificates, bearer deposit notes and other financial assets with original terms of less than one year. Bonds traded on open markets are also included in short-term investments.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, except per share and share data, unless otherwise stated)

(j) Inventories

Inventories include metals contained in concentrates, direct smelting ore, stockpile ore and operating materials and supplies. The classification of metals inventory is determined by the stage at which the ore is in the production process. Mined materials that do not contain a minimum quantity of metal needed to compensate the estimated processing expenses for recovery of the contained metal, are not classified as inventory and are assigned no value.

Direct smelting ore and stockpiled ore are valued at the lower of mining cost and net realizable value. Mining cost includes the cost of raw material, mining contractor cost, direct labour costs, depletion and depreciation, and applicable production overheads, based on normal operating capacity. Concentrate inventories are valued at the lower of cost and net realizable value. The cost of concentrate inventories includes the mining cost for stockpiled ore milled, freight charges for shipping stockpile ore from mine sites to mill sites and milling cost. Milling cost includes cost of materials and supplies, direct labour costs, and applicable production overheads cost, based on normal operating capacity. Material and supplies are valued at the lower of cost, determined on a weighted average cost basis, and net realizable value.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sales.

(k) Plant and Equipment

Plant and equipment are initially recorded at cost, including all directly attributable costs to bring the assets to the location and condition necessary for it to be capable of operating in the manner intended by management. Plant and equipment are subsequently measured at cost less accumulated depreciation and impairment losses. Depreciation is computed on a straight-line basis based on the nature and useful lives of the assets. The significant classes of plant and equipment and their estimated useful lives are as follows:

Buildings	20 years
Office equipment	5 years
Machinery	5-10 years
Motor vehicles	5 years
Land use rights	50 years
Leasehold improvements	5 years

Subsequent costs that meet the asset recognition criteria are capitalized, while costs incurred that do not extend the economic useful life of an asset are considered repairs and maintenance, which are accounted for as an expense recognized during the period.

Assets under construction are capitalized as construction-in-progress. The cost of construction-in-progress comprises of the asset’s purchase price and any costs directly attributable to bringing it into working condition for its intended use. Construction-in-progress assets are transferred to other respective asset classes and are depreciated when they are completed and available for use.

Upon disposal or abandonment, the carrying amounts of plant and equipment are derecognized and any associated gain or loss is recognized in net income.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, except per share and share data, unless otherwise stated)

(l) Mineral Rights and Properties

The cost of acquiring mineral rights and properties as part of a business combination is capitalized and represents the property’s fair value at the date of acquisition. Fair value is determined by estimating the value of the property’s reserves, resources and exploration potential where appropriate. The cost of acquiring or renewing an exploration or mining permit or mineral rights and properties not as part of a business combination is recognized at the amount paid and capitalized.

Exploration and evaluation costs incurred associated with specific mineral rights and properties prior to demonstrable technical feasibility and commercial viability of extracting a mineral resource are capitalized. The Company determines that a property is in the development stage when it has completed a positive economic analysis of the mineral deposit. Subsequent development costs incurred prior to the commercial production stage are capitalized and included in the carrying amount of the related property in the period incurred. Proceeds from sales during this period, if any, are offset against costs capitalized.

When a property has achieved operational results that are expected to remain at a sustainable operational level over a period of time, it enters the commercial production stage. Quantitative and qualitative factors indicating the achievement of commercial production stage include but are not limited to the following:

  A significant portion of planned capacity, production levels, grades and recovery rate are achieved at a sustainable level;

  completion of major mine and plant components;

  significant milestones such as obtaining necessary permits and production inputs are achieved to allow continuous and sustainable operations; and

  management’s intended operating results are being achieved consistently for a period of time.

Production costs incurred during commercial production stage are included in cost of sales. Development costs incurred during commercial production stage that provide access to reserve and resources that will be produced in future periods that would not have otherwise been accessible are capitalized.

Upon commencement of commercial production, mineral rights and properties and capitalized expenditures, other than the mine right fee to renew a mining permit, are depleted over the mine’s estimated life using the units of production method calculated based on proven and probable reserves. Estimation of proven and probable reserves for each property is updated when relative information is available; the result will be prospectively applied to calculate depletion amounts for future periods. If commercial production commences prior to the determination of proven and probable reserves, depletion is calculated based on the mineable portion of measured and indicated resources. Amounts capitalized for the mine right fee are depleted using the units of production method based on the mineral resources which were used to determine the mine right fee payable.

(m) Impairment of Long-lived Assets

Long-lived assets, including mineral rights and properties, plant and equipment are reviewed and tested for impairment when indicators of impairment are considered to exist. Impairment assessments are conducted at the level of cash-generating units (“CGU”), which is the lowest level for which identifiable cash inflows are largely independent of the cash inflows of other assets. An impairment loss is recognized for any excess of carrying amount of a CGU over its recoverable amount, which is the greater of its fair

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, except per share and share data, unless otherwise stated)

value less costs to sell and value in use. For mineral rights and properties and processing facilities, the recoverable amount is estimated as the discounted future net cash flows expected to be derived from expected future production, metal prices, and net proceeds from the disposition of assets on retirement, less operating and capital costs. Impairment losses are recognized in the period they are incurred.

For exploration and evaluation assets, indication of impairment includes but is not limited to, expiration of the right to explore, abandonment of the property, substantive expenditures in the specific area are neither budgeted nor planned, and exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources.

Impairment losses are reversed if the conditions that gave rise to the impairment are no longer present and it has been determined that the asset is no longer impaired as a result. This reversal is recognized in net income in the period the reversal occurs limited by the carrying value that would have been determined, net of any depreciation, had no impairment charge been recognized in prior years.

(n) Environmental Rehabilitation Provision

The mining, extraction and processing activities of the Company normally give rise to obligations for site closure or rehabilitation. Closure and decommissioning works can include facility decommissioning and dismantling; removal or treatment of waste materials; site and land rehabilitation. The extent of work required and the associated costs are dependent on the requirements of relevant authorities and the Company’s environmental policies. Provisions for the cost of each closure and rehabilitation program are recognized at the time when environmental disturbance occurs. When the extent of disturbance increases over the life of an operation, the provision is increased accordingly. Costs included in the provision encompass all closure and decommissioning activity expected to occur progressively over the life of the operation and at the time of closure in connection with disturbances at the reporting date. Routine operating costs that may impact the ultimate closure and decommissioning activities, such as waste material handling conducted as an integral part of a mining or production process, are not included in the provision.

Costs arising from unforeseen circumstances, such as the contamination caused by unplanned discharges, are recognized as an expense and liability when the event gives rise to an obligation which is probable and capable of reliable estimation. The timing of the actual closure and decommissioning expenditure is dependent upon a number of factors such as the life and nature of the asset, the operating license conditions, and the environment in which the mine operates. Expenditure may occur before and after closure and can continue for an extended period of time dependent on closure and decommissioning requirements.

Closure and decommissioning provisions are measured at the expected amount of future cash flows, discounted to their present value for each operation. Discount rates used are specific to the underlying obligation. Significant judgments and estimates are involved in forming expectations of future activities and the amount and timing of the associated cash flows. Those expectations are formed based on existing environmental and regulatory requirements which give rise to a constructive or legal obligation.

When provisions for closure and decommissioning are initially recognized, the corresponding cost is capitalized as an asset, representing part of the cost of acquiring the future economic benefits of the operation. The capitalized cost of closure and decommissioning activities is recognized in Mineral Rights and Properties and depleted accordingly. The value of the provision is progressively increased over time as

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, except per share and share data, unless otherwise stated)

the effect of discounting unwinds, creating an expense recognized in finance expenses. Closure and decommissioning provisions are also adjusted for changes in estimates. Those adjustments are accounted for as a change in the corresponding capitalized cost.

Adjustments to the estimated amount and timing of future closure and decommissioning cash flows are a normal occurrence in light of the significant judgments and estimates involved. The provision is reviewed at the end of each reporting period for changes to obligations, legislation or discount rates that impact estimated costs or lives of operations and adjusted to reflect current best estimate.

The cost of the related asset is adjusted for changes in the provision resulting from changes in the estimated cash flows or discount rate and the adjusted cost of the asset is depreciated prospectively.

(o)Leases

Contracts which contain the legal form of a lease are classified as either finance or operating leases. Finance lease represent leases that transfer substantially all of the risks and rewards of ownership of the leased asset. They are capitalized at the commencement of the lease at the lower of the fair value of the leased asset and the present value of the minimum lease payments. These capitalized costs are depreciated over the shorter of the period of expected use and the lease term. Lease in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Operating lease payments are included in general and administrative costs in the Company’s consolidated statement of income on a straight-line basis over the period of the lease. In addition to contracts which take the legal form of a lease, other significant contracts are assessed to determine whether, in substance, they are or contain a lease, if the contractual arrangement contains the use of a specific asset and the right to use that asset. The Company will apply the new lease accounting standard, IFRS 16 – Leases, on April 1, 2019 (note 2(v)).

(p)Borrowing Costs

Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset, which necessarily takes a substantial period of time to get ready for its intended use or sale, are capitalized as part of the cost of that asset. All other borrowing costs are expensed in the period in which they are incurred. No borrowing costs were capitalized in the periods presented.

(q) Share-based Payments

The Company recognizes share-based compensation expense for all stock options awarded to employees, officers, directors, and consultants using the fair value method. The fair value of the stock options at the date of grant is expensed over the vesting periods of the stock options with a corresponding increase to equity. The fair value of options granted to employees, officers, and directors is determined using the Black-Scholes option pricing model with market related inputs as of the date of grant. The fair value of stock options granted to consultants is measured at the fair value of the services delivered unless that fair value cannot be estimated reliably, which then is determined using the Black-Scholes option pricing model. Stock options with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values. Forfeitures are accounted for using estimates based on historical actual forfeiture data. Share-based compensation expenses for options granted to those working in exploration are capitalized in mineral rights and properties.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, except per share and share data, unless otherwise stated)

Upon the exercise of the stock option, consideration received and the related amount transferred from contributed surplus are recorded as share capital.

(r) Income Taxes

Current tax for each taxable entity is based on the local taxable income at the local statutory tax rate enacted or substantively enacted at the balance sheet date and includes adjustments to tax payable or recoverable in respect to previous periods.

Current tax assets and current tax liabilities are only offset if a legally enforceable right exists to set off the amounts, and the Company intends to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Deferred tax is recognized using the balance sheet liability method on temporary differences at the reporting date between the tax bases of assets and liabilities, and their carrying amounts for financial reporting purposes. Deferred tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses, can be utilized, except:

  where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

  in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable profit will be available to allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred income tax relating to items recognized outside profit or loss is recognized in other comprehensive income or directly in equity.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

(s) Earnings per Share

Earnings per share are computed by dividing net income available to equity holders of the Company by the weighted average number of common shares outstanding for the period. Diluted earnings per share

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, except per share and share data, unless otherwise stated)

reflect the potential dilution that could occur if additional common shares are assumed to be issued under securities that entitle their holders to obtain common shares in the future. For stock options and warrants, the number of additional shares for inclusion in diluted earnings per share calculations is determined by the options and warrants, whose exercise price is less than the average market price of the Company’s common shares, are assumed to be exercised and the proceeds are used to repurchase common shares at the average market price for the period. The incremental number of common shares issued under stock options, and repurchased from proceeds, is included in the calculation of diluted earnings per share.

(t) Financial Instruments

Initial recognition:

On initial recognition, all financial assets and financial liabilities are recorded at fair value adjusted for directly attributable transaction costs except for financial assets and liabilities classified as fair value through profit or loss (“FVTPL”), in which case transaction costs are expensed as incurred.

Subsequent measurement of financial assets:

Subsequent measurement of financial assets depends on the classification of such assets.

I.	Non-equity instruments:

IFRS 9 includes a single model that has only two classification categories for financial instruments other than equity instruments: amortized cost and fair value. To qualify for amortized cost accounting, the instrument must meet two criteria:

i.	The objective of the business model is to hold the financial asset for the collection of the cash flows; and
ii.	All contractual cash flows represent only principal and interest on that principal.

All other instruments are mandatorily measured at fair value.

II.	Equity instruments:

At initial recognition, for equity instruments other than held for trading, the Company may make an irrevocable election to designate them as either FVTPL or fair value through other comprehensive income (“FVTOCI”).

Financial assets classified as amortized cost are measured using the effective interest method. Amortized cost is calculated by taking into account any discount or premiums on acquisition and fees that are an integral part of the effective interest method. Amortization from the effective interest method is included in finance income.

Financial assets classified as FVTPL are measured at fair value with changes in fair values recognized in profit or loss. Equity investments designated as FVTOCI are measured at fair value with changes in fair values recognized in other comprehensive income (“OCI”). Dividends from that investment are recorded in profit or loss when the Company's right to receive payment of the dividend is established unless they represent a recovery of part of the cost of the investment.

Impairment of financial assets carried at amortized cost:

The Company recognizes a loss allowance for expected credit losses on its financial assets carried at amortized cost. The amount of expected credit losses is updated at each reporting period to reflect changes in credit risk since initial recognition of the respective financial instruments.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, except per share and share data, unless otherwise stated)

Subsequent measurement of financial liabilities:

Financial liabilities classified as amortized cost are measured using the effective interest method. Amortized cost is calculated by taking into account any discount or premiums on acquisition and fees that are an integral part of the effective interest method. Amortization using the effective interest method is included in finance costs.

Financial liabilities classified as FVTPL are measured at fair value with gains and losses recognized in profit or loss.

The Company classifies its financial instruments as follows:

  Financial assets classified as FVTPL: cash and cash equivalents, short-term investments – money market instruments, and other investments - warrants;

  Financial assets classified as FVTOCI: other investments - common shares;

  Financial assets classified as amortized cost: short-term investments - bonds, trade and other receivables and due from related parties;

  Financial liabilities classified as amortized cost: accounts payable and accrued liabilities, dividends payable, bank loan, customer deposits and due to related parties.

Derecognition of financial assets and financial liabilities:

A financial asset is derecognized when:

  The rights to receive cash flows from the asset have expired; or

  The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass- through’ arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Gains and losses on derecognition of financial assets and liabilities classified as amortized cost are recognized in profit or loss when the instrument is derecognized or impaired, as well as through the amortization process.

Gains and losses on derecognition of equity investments designated as FVTOCI (including any related foreign exchange component) are recognized in OCI. Amounts presented in OCI are not subsequently transferred to profit or loss, although the cumulative gain or loss may be transferred within equity.

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another liability from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability. In this case, a new liability is recognized, and the difference in the respective carrying amounts is recognized in the statement of income.

Offsetting of financial instruments:

Financial assets and liabilities are offset and the net amount is reported in the consolidated statement of financial position if and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle liabilities simultaneously.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, except per share and share data, unless otherwise stated)

Fair value of financial instruments:

The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices, without deduction for transaction costs. For financial instruments that are not traded in active markets, the fair value is determined using appropriate valuation techniques, such as using a recent arm’s length market transaction between knowledgeable and willing parties, discounted cash flow analysis, reference to the current fair value of another instrument that is substantially the same, or other valuation models.

(u)Government Assistance

Refundable mining exploration tax credits received from eligible mining exploration expenditures and other government grants received for project construction and development reduce the carrying amount of the related mineral rights and properties or plant and equipment assets. The depletion or depreciation of the related mineral rights and properties or plant and equipment assets is calculated based on the net amount.

Government subsidies as compensation for expenses already incurred are recognized in profit and loss during the period in which it becomes receivable.

(v) Significant Accounting Judgments and Estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these judgments and estimates are continuously evaluated and are based on management’s experience and best knowledge of relevant facts and circumstances, actual results may differ from these estimates.

Areas of significant judgments include:

  Capitalization of expenditures with respect to exploration, evaluation and development costs to be included in mineral rights and properties.

  Anticipated reinvestment of undistributed earnings of foreign subsidiaries, therefore no withholding taxes was accrued.

  Recognition, measurement and impairment or impairment reversal assessment for equity investments and investment in associates.

  Recognition, measurement and impairment or impairment reversal assessment for mineral rights and properties.

  Determination of functional currency for all entities in the group.

  Determination of the components of each CGU.

Areas of significant estimates include: Ore reserve and mineral resource estimates

Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its ore reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological and technical data on the size, depth, shape and grade of the ore body and suitable production techniques and recovery rates. Such an analysis requires complex engineering and geological judgements to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates,

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, except per share and share data, unless otherwise stated)

commodity prices, future capital requirements, and production costs along with engineering and geological assumptions and judgements made in estimating the size and grade of the ore body.

The Company estimates ore reserves in accordance with National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, issued by the Canadian Securities Administrators. There are numerous assumptions including:

  Future production estimates – which include proved and probable reserves, resource estimates and committed expansions;

  Expected future commodity prices, based on current market price, forward prices and the Company’s assessment of the long-term average price; and

  Future cash costs of production, capital expenditure and rehabilitation obligations.

As the economic assumptions change and as additional geological information is produced during the operation of a mine, estimates of reserves may change. Such changes may impact the Company’s reported financial position and results which include:

  The carrying value of mineral rights and properties and plant and equipment may be affected due to changes in estimated future cash flows;

  Depreciation and depletion charges in net income may change where such charges are determined using the units of production method, or where the useful life of the related assets change; and

  The recognition and carrying value of deferred income tax assets may change due to changes in the judgements regarding the existence of such assets and in estimates of the likely recovery of such assets.

Impairment of assets

Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is determined as the higher of the fair value less costs to sell and value in use. These assessments require the use of estimates and assumptions such as long-term commodity prices (considering current and historical prices, price trends and related factors), discount rates, operating costs, future capital requirements, closure and rehabilitation costs, exploration potential, reserves and operating performance (which includes production and sales volumes). These estimates and assumptions are subject to risk and uncertainty. Therefore, there is a possibility that changes in circumstances will impact these projections, which may impact the recoverable amount of assets and/or CGUs. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. Fair value for mineral assets is generally determined as the present value of estimated future cash flows arising from the continued use of the asset, which includes estimates such as the cost of future expansion plans and eventual disposal, using assumptions that an independent market participant may take into account. Cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Impairment losses are reversed if the conditions that gave rise to the impairment are no longer present and it has been determined that the asset is no longer impaired as a result. This reversal is recognized in net income in the period the reversal occurs limited by the carrying value that would have been determined, net of any depreciation, had no impairment charge been recognized in prior years.

(w) Accounting standards issued but not yet in effect

IFRS 16 – Leases (“IFRS 16”) was issued by the IASB and will replace IAS 17 - Leases (“IAS 17”) and Determining whether an arrangement contains a lease (“IFRIC 4”). IFRS 16 applies a control model to the

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, except per share and share data, unless otherwise stated)

identification of leases, distinguishing between a lease and a non-lease component on the basis of whether the customer controls the specific asset. Control is considered to exist if the customer has the right to obtain substantially all of the economic benefits from the use of an identified asset and the right to direct the use of that asset. For those contracts that are or contain a lease, IFRS 16 introduces significant changes to the accounting for such contracts, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019.

The Company will apply IFRS 16 on April 1, 2019 retrospectively, with the cumulative effect of initially applying the standard as an adjustment to retained earnings and no restatement of comparative information. The Company has elected to apply the available exemptions as permitted by IFRS 16 to recognize a lease expense on a straight basis for short term leases (lease term of 12 months or less) and low value assets. The Company has also elected to apply the practical expedient whereby leases whose term ends within 12 months of the date of initial application would be accounted for in the same way as short term lease.

Upon adoption of IFRS 16, the Company expects to recognize additional right of use assets and lease liabilities related to the Company’s office rentals. Based on the Company’s assessment of the expected impact of IFRS 16, the Company expects that the adoption of the new standard will result in recognition of additional lease receivable, right of use asset and lease liabilities of approximately $414, $360, and $1,642, respectively, and the cumulative adjustments to retained earnings and accumulated other comprehensive income of $(1,068) and $200, respectively. The Company does not expect there will be a material impact to the consolidated statements of income and statements of cash flow.

3.	SHORT-TERM INVESTMENTS

As at March 31, 2019, short-term investments consist of the following:

	Carrying value	Interest rates	Maturity
Bonds	$24,986	3.88% - 13%	April 28, 2019 - April 29, 2026
Money market instruments	22,850
	$47,836

As at March 31, 2018, short-term investments consist of the following:

	Carrying value	Interest rates	Maturity
Term deposits	$36,596	3.6% - 4.15%	April 11 - August 3, 2018
Bonds	20,314	3.88% - 8.75%	June 4, 2018 - October 31, 2046
	$56,910

All bonds were purchased on open markets and are readily tradable.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, except per share and share data, unless otherwise stated)

4.	INVENTORIES

Inventories consist of the following:

	March 31, 2019	March 31, 2018
Direct smelting ore and stockpile ore	$1,794	$1,071
Concentrate inventory	5,201	5,513
Total stockpile and concentrate	6,995	6,584
Material and supplies	3,841	4,434
	$10,836	$11,018

The amount of inventories recognized as expense during the years ended March 31, 2019 was $82,458 (year ended March 31, 2018 - $77,391).

5.	INVESTMENT IN AN ASSOCIATE

New Pacific Metals Corp. (“NUAG”) is a Canadian public company listed on the TSX Venture Exchange (symbol: NUAG). NUAG is a related party of the Company by way of two common directors and officers, and the Company accounts for its investment in NUAG using the equity method as it is able to exercise significant influence over the financial and operating policies of NUAG.

In July 2017, the Company participated in NUAG’s private placement and subscribed 25,000,000 common shares of NUAG for $20.0 million.

In November 2017, the Company participated in NUAG’s strategic private placement. The placement was for 19,000,000 units, and the Company subscribed 3,000,000 units while Pan American Silver Corp. subscribed 16,000,000 units, at a price of CAD$1.42 per unit. Each unit is comprised of one common share of NUAG and one half of one common share purchase warrant. Arising from this strategic private placement, the Company’s ownership in NUAG was diluted from 32.2% to 29.8% and a dilution gain of $0.8 million was recorded along with the reclassification of loss of $18 from other comprehensive income to net income for the year ended March 31, 2018.

The Company acquired additional 65,400 common shares (year ended March 31, 2018 - 474,600) from the public market for $107 (year ended March 31, 2018 - $509) during the year ended March 31, 2019.

Subsequent to March 31, 2019, the Company acquired additional 300,000 of NUAG shares from the public market for a total cost of $528 and exercised warrants to acquire 1,500,000 of NUAG shares for a cost of $2,348.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, except per share and share data, unless otherwise stated)

As at March 31, 2019, the Company owned 39,346,300 common shares (March 31, 2018 – 39,280,900) of NUAG, representing an ownership interest of 29.6% (March 31, 2018 – 29.8%). The summary of the investment in NUAG common shares and its market value as at the respective balance sheet dates are as follows:

			Value of NUAG's
	Number of		common shares per
	shares	Amount	quoted market price
Balance, April 1, 2017	10,806,300	$8,517	$8,517
Participate in Private placement	28,000,000	23,352
Purchase from open market	474,600	509
Share of net loss		(700)
Share of other comprehensive income		461
Impairment recovery		4,714
Dilution gain		822
Foreign exchange impact		326
Balance March 31, 2018	39,280,900	$38,001	$50,266
Purchase from open market	65,400	107
Share of net loss		(330)
Share of other comprehensive income		398
Impairment recovery		1,899
Foreign exchange impact		(1,372)
Balance March 31, 2019	39,346,300	$38,703	$69,783

For the year ended March 31, 2019, an impairment recovery of $1,899 (year ended March 31, 2018 -$4,714) was recognized for the investment in NUAG based on the quoted market price of NUAG common shares.

Summarized financial information for the Company's investment in NUAG on a 100% basis is as follows:

	Years ended March 31,
	2019(1)	2018(1)
Income (loss) from investments	$576	$(976)
General and administrative expense	(2,286)	(2,527)
Foreign exchange gain (loss)	542	(358)
Other income	7	372
Net loss of associate	$(1,161)	$(3,489)
Adjustments to net loss of associate	23	760
Net loss of associate qualified for pick-up	$(1,138)	$(2,729)
Company's share of net loss	$(330)	$(700)

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, except per share and share data, unless otherwise stated)

	March 31, 2019(1)	March 31, 2018(1)
Current assets	$17,233	$28,279
Non-current assets	62,568	57,268
Total assets	$79,801	$85,547

Current liabilities	675	970
Long-term liabilities	197	4,839
Total liabilities	872	5,809

Net assets	$78,929	$79,738
Company's share of net assets of associate	$23,371	$23,730

(1)NUAG's fiscal year-end is on June 30. NUAG's quarterly financial results were used to compile the financial information that matched with the Company's year-end on March 31.

6.	OTHER INVESTMENTS

	March 31, 2019	March 31, 2018
Equity investments designated as FVTOCI
Publicly-traded companies	$9,253	$6,132

Investments in publicly-traded companies represent equity interests of other publicly-trading mining companies that the Company has acquired through the open market or through private placements. These equity interests are for long-term investment purposes and consist of common shares and warrants.

The continuity of such investments is as follows:

		Accumulated fair value change
	Fair value	included in OCI
April 1, 2017	$1,207	$(6,233)
Change in fair value on equity investments designated as FVTOCI	378	378
Equity investments received as consideration for disposal of NSR	4,320	-
Impact of foreign currency translation	227	-
March 31, 2018	$6,132	$(5,855)
Change in fair value on equity investments designated as FVTOCI	2,380	2,380
Acquisition of equity investments	1,018	-
Impact of foreign currency translation	(277)	-
March 31, 2019	$9,253	$(3,475)

On April 5, 2017, the Company entered into a royalty purchase and sale agreement (the “Agreement”) with Maverix Metals Inc. (“Maverix”), a publicly traded (TSX-V: MMX) Canadian precious metals royalty and streaming company, to sell its 2.5% net smelter return (“NSR”) on the Silvertip Mine for consideration of up to 6,600,000 of Maverix’s common shares payable as follows:

  3,800,000 common shares of Maverix on closing of the transaction; and

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, except per share and share data, unless otherwise stated)

  2,800,000 common shares of Maverix when the Silvertip Mine achieves (i) commercial production, and (ii) a cumulative throughput of 400,000 tonnes of ore through the processing plant.

On April 19, 2017, the transaction closed and the Company received a total of 3,800,000 Maverix common shares valued at $4,320 (CAD$5.8 million) and recognized a gain of $4,320 on disposal of the NSR.

7.	PLANT AND EQUIPMENT

Plant and equipment consist of:

	Land use rights	Office		Motor	Construction
Cost	and building	equipment	Machinery	vehicles	in progress	Total
Balance as at April 1, 2017	$94,484	$5,964	$26,352	$6,131	$2,143	$135,074
Additions	1,497	1,156	1,084	559	1,540	5,836
Disposals	(246)	(194)	(298)	(515)	-	(1,253)
Reclassification of asset groups(1)	344	-	4	-	(348)	-
Impact of foreign currency translation	9,086	829	2,271	555	267	13,008
Balance as at March 31, 2018	$105,165	$7,755	$29,413	$6,730	$3,602	$152,665
Additions	1,586	553	2,266	792	2,750	7,947
Disposals	(316)	(126)	(505)	(376)	-	(1,323)
Reclassification of asset groups(1)	189	-	145	-	(334)	-
Impact of foreign currency translation	(6,596)	(447)	(1,867)	(424)	(228)	(9,562)
Ending balance as at March 31, 2019	$100,028	$7,735	$29,452	$6,722	$5,790	$149,727

Impairment, accumulated depreciation and amortization
Balance as at April 1, 2017	$(42,706)	$(4,666)	$(17,520)	$(4,928)	$(53)	$(69,873)
Disposals	68	175	208	440	-	891
Depreciation and amortization	(3,180)	(438)	(1,643)	(390)	-	(5,651)
Impact of foreign currency translation	(4,198)	(383)	(1,768)	(467)	(5)	(6,821)
Balance as at March 31, 2018	$(50,016)	$(5,312)	$(20,723)	$(5,345)	$(58)	$(81,454)
Disposals	128	108	317	338	-	891
Depreciation and amortization	(3,172)	(500)	(1,615)	(347)	-	(5,634)
Impact of foreign currency translation	3,131	295	1,320	337	4	5,087
Ending balance as at March 31, 2019	$(49,929)	$(5,409)	$(20,701)	$(5,017)	$(54)	$(81,110)

Carrying amounts
Balance as at March 31, 2018	$55,149	$2,443	$8,690	$1,385	$3,544	$71,211
Ending balance as at March 31, 2019	$50,099	$2,326	$8,751	$1,705	$5,736	$68,617

(1) when an asset is available for use, it is reclassified from construction in progress to one of the appropriate plant and equipment categories.

Carrying amounts as at March 31, 2019	Ying Mining District	BYP	GC	Other	Total
Land use rights and building	$34,160	$2,158	$12,860	$921	$50,099
Office equipment	1,800	35	214	277	2,326
Machinery	6,294	257	2,071	129	8,751
Motor vehicles	1,521	27	140	17	1,705
Construction in progress	3,825	1,842	69	-	5,736
Total	$47,600	$4,319	$15,354	$1,344	$68,617

Carrying amounts as at March 31, 2018	Ying Mining District	BYP	GC	Other	Total
Land use rights and building	$37,432	$2,527	$14,039	$1,151	$55,149
Office equipment	2,053	46	168	176	2,443
Machinery	5,649	339	2,652	50	8,690
Motor vehicles	1,270	33	80	2	1,385
Construction in progress	1,529	1,966	49	-	3,544
Total	$47,933	$4,911	$16,988	$1,379	$71,211

During the year ended March 31, 2019, certain plant and equipment were disposed for proceeds of $31 (year ended March 31, 2018 - $33) and loss of $401 (year ended March 31, 2018 – loss of $329).

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, except per share and share data, unless otherwise stated)

8.	MINERAL RIGHTS AND PROPERTIES

Mineral rights and properties consist of:

	Producing and development properties			Exploration and evaluation properties
Cost	Ying Mining District	BYP	GC	XHP	RZY	Total
Balance as at April 1, 2017	$234,847	$63,746	$103,202	$19,906	$174	$421,875
Capitalized expenditures	20,125	14	323	231	-	20,693
Environmental rehabiliation	(589)	(52)	(36)	(17)	-	(694)
Foreign currecy translation impact	23,351	1,346	9,755	1,904	6	36,362
Balance as at March 31, 2018	$277,734	$65,054	$113,244	$22,024	$180	$478,236
Capitalized expenditures	23,238	189	1,014	261	-	24,702
Mine right fee	3,839	-	-	-	-	3,839
Environmental rehabiliation	1,091	35	(12)	8	-	1,122
Foreign currecy translation impact	(17,449)	(973)	(7,085)	(1,384)	(6)	(26,897)
Ending balance as at March 31, 2019	$288,453	$64,305	$107,161	$20,909	$174	$481,002

Impairment and accumulated depletion
Balance as at April 1, 2017	$(64,157)	$(56,891)	$(74,547)	$(19,906)	$(174)	$(215,675)
Depletion	(12,196)	-	(1,837)	-	-	(14,033)
Foreign currecy translation impact	(6,746)	(693)	(7,111)	(1,892)	(6)	(16,448)
Balance as at March 31, 2018	$(83,099)	$(57,584)	$(83,495)	$(21,798)	$(180)	$(246,156)
Impairment reversal	-	-	-	7,279	-	7,279
Depletion	(13,312)	-	(2,209)	-	-	(15,521)
Foreign currecy translation impact	5,232	501	5,213	1,364	6	12,316
Ending balance as at March 31, 2019	$(91,179)	$(57,083)	$(80,491)	$(13,155)	$(174)	$(242,082)

Carrying amounts
Balance as at March 31, 2018	$194,635	$7,470	$29,749	$226	$-	$232,080
Ending balance as at March 31, 2019	$197,274	$7,222	$26,670	$7,754	$-	$238,920

On March 31, 2019, the Company paid a mine right fee of $3,839 (RMB ¥25.7 million) to the Chinese government for the additional mineral resources of TLP and LM mine (part of the Ying Mining District).

Subsequent to March 31, 2019, the Company’s subsidiary, Henan Found, entered into a share transfer agreement (the “Agreement”) with an arm’s length private Chinese company to dispose the XHP project. Pursuant to the Agreement, Henan Found will sell its 100% equity interest in SX Gold, the holding company of the XHP project, for $7.45 million (RMB ¥50 million), net of amounts SX Gold owing to Henan Found. The Company was neither committed to a plan to sell the XHP project, nor did any active marketing activities for a sale. Accordingly, assets or liabilities associated with SX Gold were not classified as held for sale as at March 31, 2019. During April 2019, the Company received partial payments of $4.47 million (RMB ¥30 million) for the sale. The transaction is expected to close in the first quarter of Fiscal 2020.

As at March 31, 2019, the carrying amount of the XHP project was remeasured to its recoverable amount, being its fair value less costs of disposal (“FVLCD”), based on the expected proceeds from the sale less certain debt settlement and estimated costs prior to the closing of the transaction. As a result, the Company recorded an impairment reversal of $7,279 during the year ended March 31, 2019.

9.	BANK LOAN

Total
Balance, April 1, 2018	$-
Addition	4,527
Interest accrued	152
Interest paid	(144)
Foreign exchange impact	(60)
Balance, March 31, 2019	$4,475

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, except per share and share data, unless otherwise stated)

On June 14, 2018, the Company's 77.5% owned subsidiary Henan Found borrowed a loan of $4,527 (RMB ¥30 million) from Bank of China. The loan bears Chinese prevailing loan prime interest rate and matures on June 14, 2019. As of March 31, 2019, the Chinese prevailing loan prime interest rate was 4.35%. For the year ended March 31, 2019, interests of $152 (year ended March 31, 2018 - $nil) were accrued and expensed through finance costs (see note 18).

10.	ENVIRONMENTAL REHABILITATION

The following table presents the reconciliation of the beginning and ending obligations associated with the retirement of the properties:

Total
Balance, April 1, 2017	$12,186
Reclamation expenditures	(25)
Unwinding of discount of environmental rehabilitation	449
Revision of provision	(694)
Foreign exchange impact	1,182
Balance, March 31, 2018	$13,098
Reclamation expenditures	(187)
Unwinding of discount of environmental rehabilitation	479
Revision of provision	1,122
Foreign exchange impact	(824)
Balance, March 31, 2019	$13,688

As at March 31, 2019, the total undiscounted amount of estimated cash flows required to settle the Company’s environmental rehabilitation provision was $19,413 (March 31, 2018 - $20,836) over the next twenty-four years, which has been discounted using an average discount rate of 3.23% (March 31, 2018 –3.84%).

During the year ended March 31, 2019, the Company incurred actual reclamation expenditures of $187 (year ended March 31, 2018 - $25) and paid reclamation deposit of $2,601 (year ended March 31, 2018 -$169).

11.	SHARE CAPITAL

(a) Authorized

Unlimited number of common shares without par value. All shares issued as at March 31, 2019 and 2018 were fully paid.

(b) Stock options

The Company has a stock option plan which allows for the maximum number of common shares to be reserved for issuance on the exercise of options granted under the stock option plan to be a rolling 10% of the issued and outstanding common shares from time to time. The maximum exercise period may not exceed 10 years from the date of the grant of the options to employees, officers, and directors. The following is a summary of option transactions:

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, except per share and share data, unless otherwise stated)

		Weighted average
		exercise price per
	Number of shares	share CAD$
Balance, April 1, 2017	7,679,507	$1.97
Option granted	2,192,500	3.30
Options exercised	(857,020)	0.81
Options forfeited	(195,626)	3.00
Options expired	(672,562)	5.25
Balance, March 31, 2018	8,146,799	$2.15
Option granted	1,815,000	3.10
Options exercised	(2,812,496)	0.87
Options forfeited	(164,075)	3.34
Options expired	(504,312)	3.27
Balance, March 31, 2019	6,480,916	$2.86

During the year ended March 31, 2019, a total of 1,815,000 options with a life of three years (year ended March 31, 2018 – 2,192,500 options with a life of three years) were granted to directors, officers, and employees at exercise prices of $1.98 (CAD$2.60) and $2.59 (CAD$3.40) per share (year ended March 31, 2018 – prices of $2.52 (CAD$3.23) and $2.62 (CAD$3.36)) subject to a vesting schedule over a two-year term with 25% of the options vesting every six months from the date of grant.

The fair value of stock options granted during the years ended March 31, 2019 and 2018 were calculated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

		Years ended March 31,
	2019	2018
Risk free interest rate	2.16%	1.70%
Expected life of option in years	2.27 years	2.27 years
Expected volatility	58%	69%
Expected dividend yield	2.10%	1.36%
Estimated forfeiture rate	10%	10%
Weighted average share price at date of grant	$3.10	$3.30

The weighted average grant date fair value of options granted during the year ended March 31, 2019 was $0.76 (CAD$1.00) (year ended March 31, 2018 – $0.99 (CAD$1.27)). Volatility was determined based on the historical volatility of the Company’s shares over the estimated life of stock options. For the year ended March 31, 2019, a total of $1,896 (year ended March 31, 2018 - $1,566) in share-based compensation expense was recognized and included in the general and administrative expenses on the consolidated statements of income.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, except per share and share data, unless otherwise stated)

The following table summarizes information about stock options outstanding at March 31, 2019:

					Weighted
	Number of options	Weighted average	Weighted average	Number of options	average
Exercise price in	outstanding at	remaining contractual	exercise price in	exercisable at March	exercise price
CAD$	March 31, 2019	life (Years)	CAD$	31, 2019	in CAD$
$1.43	1,254,260	1.17	$1.43	1,254,260	1.43
$1.75	204,000	0.16	$1.75	204,000	1.75
$1.76	202,156	0.54	$1.76	202,156	1.76
$2.60	675,000	2.63	$2.60	-	-
$3.23	1,022,500	1.95	$3.23	511,250	1.95
$3.36	1,000,000	1.51	$3.36	495,000	3.36
$3.40	1,120,000	2.40	$3.40	280,000	2.40
$3.63	830,000	0.80	$3.63	830,000	3.63
$4.34	143,000	0.47	$4.34	143,000	4.34
$5.58	30,000	0.90	$5.58	30,000	5.58
$ 1.43 - 5.58	6,480,916	1.60	$2.86	3,949,666	$2.68

Subsequent to March 31, 2019, a total of 158,500 options with exercise prices ranging from CAD$1.75 to CAD$1.76 were exercised.

(c) Cash dividends declared and distributed

During the year ended March 31, 2019, dividends of $4,208 (year ended March 31, 2018 - $3,362) were declared and paid.

(d) Normal course issuer bid

On November 23, 2017, the Company announced a normal course issuer bid (“NCIB”) which allows it to acquire up to 8,409,712 of its own common shares until November 26, 2018.

For the year ended March 31, 2018, the Company acquired a total of 1,717,100 common shares at a cost of $4,177 under the NCIB program. Transaction costs related to the acquisition of the common shares were $13. All shares bought were subsequently cancelled.

(e) Earnings per share (basic and diluted)

	For the years ended March 31,
		2019			2018
	Income	Shares	Per-Share	Income	Shares	Per-Share
	(Numerator)	(Denominator)	Amount	(Numerator)	(Denominator)	Amount
Net income attributable to equity holders of the Company	$39,724			$46,994

Basic earnings per share	39,724	168,483,412	$0.24	46,994	167,848,117	$0.28
Effect of dilutive securities:
Stock options		1,903,581			3,557,787
Diluted earnings per share	$39,724	170,386,993	$0.23	$46,994	171,405,904	$0.27

Anti-dilutive options that are not included in the diluted EPS calculation were 3,123,000 for the year ended March 31, 2019 (year ended March 31, 2018 – 1,073,000).

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, except per share and share data, unless otherwise stated)

12.	RESERVES

Pursuant to Chinese company law applicable to foreign investment enterprises, the Company’s Chinese subsidiaries are required to maintain dedicated reserves. The amounts are appropriated at a percentage, at the discretion of the Board of Directors of each Chinese subsidiary, of their respective after tax net income determined in accordance with accounting principles and relevant financial regulations applicable to Chinese enterprises each year. Once the dedicated reserves appropriated reach 50% of a subsidiary's registered capital, it is not required to appropriate more earnings into the reserves.

Dedicated reserves for all periods presented include an Enterprise Reserve Fund of $2,903 and an Enterprise Expansion Fund of $22,506, which are recorded as a component of equity, and are not available for distribution to shareholders other than upon liquidation.

As of March 31, 2019, the Company had two subsidiaries, Henan Found and Henan Huawei, which had appropriated the dedicated reserves. No dedicated reserves were appropriated for the years ended March 31, 2019 and 2018 for Henan Found and Henan Huawei since the balance has reached the required amount in prior years.

13.	ACCUMULATED OTHER COMPREHENSIVE INCOME

	March 31, 2019	March 31, 2018
Change in fair value on equity investments designated as FVTOCI	$(35,128)	$(37,508)
Share of other comprehensive income in associate	679	281
Currency translation adjustment	(7,415)	11,352
Balance, end of the year	$(41,864)	$(25,875)

The unrealized loss on equity investments designated as FVTOCI and on currency translation adjustment are net of tax of $nil for all periods presented.

14.	NON-CONTROLLING INTERESTS

The continuity of non-controlling interests is summarized as follows:

	Henan	Henan		Guangdong
	Found	Huawei	Yunxiang	Found	SX Gold	Total
Balance, April 1, 2017	$53,812	$4,084	$3,664	$(2,848)	$(3,898)	$54,814
Share of net income (loss)	10,230	1,313	(374)	341	392	11,902
Share of other comprehensive income (loss)	4,476	512	242	(38)	(48)	5,144
Distributions	(2,917)	-	-	-	-	(2,917)
Balance, March 31, 2018	$65,601	$5,909	$3,532	$(2,545)	$(3,554)	$68,943
Share of net income (loss)	9,992	892	(365)	352	1,452	12,323
Share of other comprehensive (loss) income	(3,687)	(204)	(150)	954	23	(3,064)
Distributions	(11,565)	(1,694)	-	-	-	(13,259)
Acquisition of non-controlling interest	-	-	-	1,794	-	1,794
Disposition upon wound-up of a subsidiary	-	-	-	(1,002)	-	(1,002)
Balance, March 31, 2019	$60,341	$4,903	$3,017	$(447)	$(2,079)	$65,735

As at March 31, 2019, non-controlling interests in Henan Found, Henan Huawei, Yunxiang, Guangdong Found and SX Gold were 22.5%, 20%, 30%, 1% and 22.5%, respectively.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, except per share and share data, unless otherwise stated)

Henan Non-ferrous Geology Minerals Ltd. (“Henan Non-ferrous”) is the 17.5% equity interest holder of Henan Found. During the year ended March 31, 2019, Henan Found declared and paid dividends of $8,995 (year ended March 31, 2018 – declared and paid dividends of $2,269 along with dividends of $3,786 that was declared and accrued in the prior year) to Henan Non-ferrous.

Henan Xinxiangrong Mining Ltd. (“Henan Xinxiangrong”) is the 5% equity interest holder of Henan Found. During the year ended March 31, 2019, Henan Found declared and paid dividends of $2,570 (year ended March 31, 2018 – declared and paid dividends of $648 along with dividends of $1,082 that was declared and accrued in the prior year) to Henan Xinxiangrong.

Henan Xinhui Mining Co., Ltd. (“Henan Xinhui”) is a 20% equity interest holder of Henan Huawei. For the year ended March 31, 2019, Henan Huawei declared and paid dividends of $1,694 (year ended March 31, 2018 – nil) to Henan Xinhui.

GRT Mining Investment (Beijing) Co., Ltd. (“GRT”) was the 5% equity holder of Guangdong Found and a related party of the Company as it is controlled by a relative of an officer and director of the Company. In October 2018, the Company exercised its first right of refusal and entered into an agreement with GRT to acquire its 4% ownership in Guangdong Found for cash consideration of $2.2 million (RMB¥15 million). As at March 31, 2019, the non-controlling interest in Guangdong Found was reduced to 1% since the transaction was completed and cash consideration of $1,121 (RMB¥7.5 million) was paid to GRT.

15.	RELATED PARTY TRANSACTIONS

Related party transactions not disclosed elsewhere in the consolidated financial statements are as follows:

Due from related parties	March 31, 2019	March 31, 2018
NUAG (a)	$33	$11
Henan Non-ferrous (b)	2,989	-
	$3,022	$11

(a)

According to a services and administrative costs reallocation agreement between the Company and NUAG, the Company recovers costs for services rendered to NUAG and expenses incurred on behalf of NUAG. During the year ended March 31, 2019, the Company recovered $225 (year ended March 31, 2018 - $433) from NUAG for services rendered and expenses incurred on behalf of NUAG. The costs recovered from NUAG were recorded as a direct reduction of general and administrative expenses on the consolidated statements of income.

(b)	During the year ended March 31, 2019, Henan Found lent Henan Non-ferrous a loan of $2,989 (RMB¥20.0 million). The loan has a term of six months and bears an interest rate of 4.35% per annum.

The balances with related parties are unsecured.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, except per share and share data, unless otherwise stated)

(c) Compensation of key management personnel

The remuneration of directors and other members of key management personnel, who are those having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, for the years ended March 31, 2019 and 2018 were as follows:

	Years Ended March 31,
	2019	2018
Directors' fees and bonus	$256	$168
Salaries and bonus for key management personnel	2,498	2,656
Share-based compensation	725	981
	$3,479	$3,805

Share-based compensation was measured at grant date fair value (see note 10(b)).

16.	GENERAL AND ADMINISTRATIVE

General and administrative expenses consist of:

	Years ended March 31,
General and administrative	2019	2018
Office and administrative expenses	$5,968	$6,667
Amortization and depreciation	1,253	1,196
Salaries and benefits	9,444	8,395
Share-based compensation	1,896	1,566
Professional fees	866	861
	$19,427	$18,685

17.	GOVERNMENT FEES AND OTHER TAXES

Government fees and other taxes consist of:

	Years ended March 31,
	2019	2018
Government fees	$162	$351
Other taxes	2,537	2,620
	$2,699	$2,971

Government fees refer to the environmental protection fees paid to the state and local Chinese government. Other taxes were composed of surtax on value-added tax, land usage levy, stamp duty and other miscellaneous levies, duties and taxes imposed by the state and local Chinese government.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, except per share and share data, unless otherwise stated)

18.	FINANCE ITEMS

Finance items consist of:

	Years ended March 31,
Finance income	2019	2018
Interest income	$3,476	$2,839

	Years ended March 31,
Finance costs	2019	2018
Interest on bank loan	$152	$-
Unwinding of discount of environmental rehabilitation provision	479	449
	$631	$449

19.	INCOME TAX

(a) Income tax expense

The significant components of income tax expense recognized in the statements of income are as follows:

	Years ended March 31,
Income tax expense	2019	2018
Current	$17,750	$16,086
Deferred	3,121	2,833
	$20,871	$18,919

The reconciliation of the Canadian statutory income tax rates to the effective tax rate is as follows:

	Years ended March, 31
	2019	2018
Canadian statutory tax rate	27.00%	26.25%

Income before income taxes	$72,918	$77,815

Income tax expense computed at Canadian statutory rates	19,688	20,426
Foreign tax rates different from statutory rate	(1,707)	(467)
Change in tax rates	-	(681)
Permanent items and other	(444)	1,008
Withholding taxes	5,153	1,023
Change in unrecognized deferred tax assets	(1,816)	(2,378)
Other	(3)	(12)
Income tax expense	$20,871	$18,919

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, except per share and share data, unless otherwise stated)

(b) Deferred income tax

The continuity of deferred income tax assets (liabilities) is summarized as follows:

	Years ended March, 31
	2019	2018
Net deferred income tax liabilities, beginning of the year	$(33,310)	$(27,692)
Deferred income tax expense recognized in net income for the year	(3,121)	(2,833)
Foreign exchange impact	2,097	(2,785)
Net deferred income tax liabilities, end of the year	$(34,334)	$(33,310)

The significant components of the Company’s deferred income tax are as follows:

	March 31, 2019	March 31, 2018
Deferred income tax assets
Plant and equipment	$880	$1,442
Environmental rehabilitation	3,155	2,980
Other deductible temporary difference	454	890
Total deferred income tax assets	4,489	5,312

Deferred income tax liabilities
Plant and equipment	(829)	(261)
Mineral rights and properties	(37,465)	(37,308)
Unrealized gain on investments	(365)	(876)
Other taxable temporary difference	(164)	(177)
Total deferred income tax liabilities	(38,823)	(38,622)

Net deferred income tax liabilities	$(34,334)	$(33,310)

Deferred tax assets are recognized to the extent that the realization of the related tax benefit through future taxable profits is probable. The ability to realize the tax benefits is dependent upon numerous factors, including the future profitability of operations in the jurisdictions in which the tax benefits arose. Deductible temporary differences and unused tax losses for which no deferred tax assets have been recognized are attributable to the following:

	March 31, 2019	March 31, 2018

Non-capital loss carry forward	$77,620	$82,882
Plant and equipment	25,765	27,050
Mineral rights and properties	4,378	15,539
Other deductible temporary difference	12,225	18,876
	$119,988	$144,347

As at March 31, 2019, the Company has the following net operating losses, expiring in various years to 2040 and available to offset future taxable income in Canada and China, respectively.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, except per share and share data, unless otherwise stated)

	Canada	China	Total
2020	$-	$4,688	$4,688
2021	-	4,343	4,343
2022	-	3,175	3,175
2023	-	4,069	4,069
2024	-	2,748	2,748
2027	1,244	-	1,244
2029	-	-	-
2030	3,722	-	3,722
2031	6,374	-	6,374
2032	9,251	-	9,251
2033	9,520	-	9,520
2034	7,482	-	7,482
2035	6,795	-	6,795
2036	4,039	-	4,039
2037	547	-	547
2038	2,389	-	2,389
2039	2,700	-	2,700
2040	4,534	-	4,534
	$58,597	$19,023	$77,620

As at March 31, 2019, temporary differences of $184,147 (March 31, 2018 - $196,435) associated with the investments in subsidiaries have not been recognized as the Company is able to control the timing of the reversal of these differences which are not expected to reverse in the foreseeable future.

20.	CAPITAL DISCLOSURES

The Company’s objectives of capital management are intended to safeguard the entity’s ability to support the Company’s normal operating requirement on an ongoing basis, continue the development and exploration of its mineral properties, and support any expansionary plans.

The capital of the Company consists of the items included in equity less cash and cash equivalents and short-term investments. Risk and capital management are primarily the responsibility of the Company’s corporate finance function and is monitored by the Board of Directors. The Company manages the capital structure and makes adjustments depending on economic conditions. Funds have been primarily secured through profitable operations and issuances of equity capital. The Company invests all capital that is surplus to its immediate needs in short-term, liquid and highly rated financial instruments, such as cash and other short-term deposits, all held with major financial institutions. Significant risks are monitored and actions are taken, when necessary, according to the Company’s approved policies.

21.	FINANCIAL INSTRUMENTS

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework. The

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, except per share and share data, unless otherwise stated)

Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a)Fair value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 13, Fair Value Measurement (“IFRS 13”).

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The following tables set forth the Company’s financial assets and liabilities that are measured at fair value level on a recurring basis within the fair value hierarchy at March 31, 2019 and March 31, 2018 that are not otherwise disclosed. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair value as at March 31, 2019
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$67,441	$-	$-	$67,441
Short-term investments - money market instruments	22,850	-	-	22,850
Investments in publicly traded companies	9,253	-	-	9,253

	Fair value as at March 31, 2018
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$49,199	$-	$-	$49,199
Investments in publicly traded companies	6,132	-	-	6,132

Fair value of the other financial instruments excluded from the table above approximates their carrying amount as at March 31, 2019 and March 31, 2018, respectively, due to the short-term nature of these instruments.

There were no transfers into or out of level 3 during the years ended March 31, 2019 and 2018.

(b) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its short term business requirements. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, except per share and share data, unless otherwise stated)

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities.

			March 31, 2019			March 31, 2018
	Within a year		2-3 years	4-5 years	Total	Total
Bank loan	$4,475	$	- $	-	$4,475	$-
Accounts payable and accrued liabilities	29,856		-	-	29,856	25,198

(c) Foreign exchange risk

The Company reports its financial statements in US dollars. The functional currency of the head office, Canadian subsidiaries and all intermediate holding companies is CAD and the functional currency of all Chinese subsidiaries is RMB. The Company is exposed to foreign exchange risk when the Company undertakes transactions and holds assets and liabilities in currencies other than its functional currencies. The Company currently does not engage in foreign exchange currency hedging. The Company's exposure to currency risk affect net income is summarized as follow:

	March 31, 2019	March 31, 2018
Financial assets denominated in U.S. Dollars	$45,912	$27,256

As at March 31, 2019, with other variables unchanged, a 10% strengthening (weakening) of the CAD against the USD would have decreased (increased) net income by approximately $4.6 million.

(d)Interest rate risk

The Company is exposed to interest rate risk on its cash equivalents, short term investments, and bank loan payable. As at March 31, 2019, all of its interest-bearing cash equivalents and short term investments earn interest at market rates that are fixed to maturity or at variable interest rate with terms of less than one year. The Company monitors its exposure to changes in interest rates on cash equivalents and short term investments. Due to the short term nature of the financial instruments, fluctuations in interest rates would not have a significant impact on the Company’s after-tax net income.

The outstanding bank loan is subject to Chinese prevailing loan prime interest rate. If the prime interest rate increased (decreased) by 100 basis points, interest expenses would be increased (decreased) by approximately $0.5 million per annum.

(e) Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to accounts receivable, due from related parties, cash and cash equivalents and short term investments. The carrying amount of assets included on the balance sheet represents the maximum credit exposure.

The Company undertakes credit evaluations on counterparties as necessary, requests deposits from customers prior to delivery, and has monitoring processes intended to mitigate credit risks. The Company has trade receivables from time to time from its major customers primarily in China engaged in the mining and milling of base and polymetallic metals. The historical level of customer default is zero and aging of

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, except per share and share data, unless otherwise stated)

trade receivables are no more than 180 days, and, as a result, the credit risk associated with trade receivables from customers as at March 31, 2019 is considered to be immaterial. There were no amounts in receivables which were past due at March 31, 2019 (at March 31, 2018 - $nil) for which no provision is recognized.

(f) Equity price risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on Canadian financial markets. As the Company’s marketable securities holding are mainly in mining companies, the value will also fluctuate based on commodity prices. Based upon the Company’s portfolio at March 31, 2019, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign currency effects would have resulted in an increase (decrease) to comprehensive income of approximately $925.

22.	SEGMENTED INFORMATION

The Company's reportable operating segments are components of the Company where separate financial information is available that is evaluated regularly by the Company’s Chief Executive Officer who is the Chief Operating Decision Maker (“CODM”). The operational segments are determined based on the Company’s management and internal reporting structure. Operating segments are summarized as follows:

Operational Segments	Subsidiaries Included in the Segment	Properties Included in the Segment
Mining
Henan Luoning	Henan Found and Henan Huawei	Ying Mining District
Hunan	Yunxiang	BYP
Guangdong	Guangdong Found	GC
Other	SX Gold	XHP
Administrative
Vancouver	Silvercorp Metals Inc. and holding companies
Beijing	Silvercorp Metals (China) Inc.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, except per share and share data, unless otherwise stated)

(a) Segmented information for assets and liabilities are as follows:

March 31, 2019
	Mining				Administrative
	Henan						Total
Statement of financial position items:	Luoning	Hunan	Guangdong	Other	Beijing	Vancouver
Current assets	$66,992	$1,540	$11,870	$529	$5,435	$48,495	$134,861
Plant and equipment	47,600	4,319	15,354	255	932	157	68,617
Mineral rights and properties	197,274	7,222	26,670	7,754	-	-	238,920
Investment in an associate	-	-	-	-	-	38,703	38,703
Other investments	-	-	-	-	-	9,253	9,253
Reclamation deposits	5,330	-	2,616	-	-	7	7,953
Long-term prepaids and deposits	369	104	170	126	-	-	769
Total assets	$317,565	$13,185	$56,680	$8,664	$6,367	$96,615	$499,076

Current liabilities	$27,000	$1,391	$4,036	$2,548	$1,102	$1,796	$37,873
Deferred income tax liabilities	33,337	997	-	-	-	-	34,334
Environmental rehabilitation	11,623	998	774	293	-	-	13,688
Total liabilities	$71,960	$3,386	$4,810	$2,841	$1,102	$1,796	$85,895

March 31, 2018
	Mining				Administrative
	Henan						Total
Statement of financial position items:	Luoning	Hunan	Guangdong	Other	Beijing	Vancouver
Current assets	$82,567	$1,833	$7,911	$699	$1,574	$28,220	$122,804
Plant and equipment	47,933	4,911	16,988	137	1,104	138	71,211
Mineral rights and properties	194,635	7,470	29,749	226	-	-	232,080
Investment in an associate	-	-	-	-	-	38,001	38,001
Other investments	-	-	-	-	-	6,132	6,132
Reclamation deposits	5,544	-	160	-	-	8	5,712
Long-term prepaids and deposits	311	108	325	210	-	-	954
Total assets	$330,990	$14,322	$55,133	$1,272	$2,678	$72,499	$476,894

Current liabilities	$22,419	$1,652	$3,485	$2,745	$474	$1,532	$32,307
Deferred income tax liabilities	32,382	928	-	-	-	-	33,310
Environmental rehabilitation	10,929	989	887	293	-	-	13,098
Total liabilities	$65,730	$3,569	$4,372	$3,038	$474	$1,532	$78,715

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, except per share and share data, unless otherwise stated)

(b) Segmented information for operating results are as follows:

Year ended March 31, 2019
	Mining				Administrative
	Henan						Total
Statement of income:	Luoning	Hunan(1)	Guangdong	Other	Beijing	Vancouver
Sales	$141,483	$-	$29,036	$-	$-	$-	$170,519
Cost of sales	(68,346)	-	(18,976)	-	-	-	(87,322)
Gross profit	73,137	-	10,060	-	-	-	83,197

Operating expenses	(8,788)	(961)	(2,934)	(810)	(1,591)	(7,218)	(22,302)
Impairment recovery, net	-	-	-	7,279	-	1,899	9,178
Finance items, net	1,131	(127)	51	(11)	145	1,656	2,845
Income tax expenses	(15,588)	(128)	-	-	(2)	(5,153)	(20,871)
Net income (loss)	$49,892	$(1,216)	$7,177	$6,458	$(1,448)	$(8,816)	$52,047

Attributable to:
Equity holders of the Company	39,008	(851)	6,825	5,006	(1,448)	(8,816)	39,724
Non-controlling interests	10,884	(365)	352	1,452	-	-	12,323
Net income (loss)	$49,892	$(1,216)	$7,177	$6,458	$(1,448)	$(8,816)	$52,047
(1) Hunan's BYP project was placed on care and maintenance in August 2014;
Year ended March 31, 2018
	Mining				Administrative
	Henan						Total
Statement of income:	Luoning	Hunan	Guangdong	Other	Beijing	Vancouver
Sales	$142,113	$-	$27,926	$-	$-	$-	$170,039
Cost of sales	(64,321)	-	(17,834)	-	-	-	(82,155)
Gross profit	77,792	-	10,092	-	-	-	87,884

Operating (expenses) income	(8,136)	(1,164)	(2,726)	1,755	(1,321)	(5,581)	(17,173)
Impairment recovery, net	-	-	-	-	-	4,714	4,714
Finance items, net	580	(83)	9	(11)	250	1,645	2,390
Income tax expenses	(17,894)	(1)	-	-	(1)	(1,023)	(18,919)
Net income (loss)	$52,342	$(1,248)	$7,375	$1,744	$(1,072)	$(245)	$58,896

Attributable to:
Equity holders of the Company	40,799	(874)	7,034	1,352	(1,072)	(245)	46,994
Non-controlling interests	11,543	(374)	341	392	-	-	11,902
Net income (loss)	$52,342	$(1,248)	$7,375	$1,744	$(1,072)	$(245)	$58,896

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, except per share and share data, unless otherwise stated)

(c) Sales by metal

The sales generated for the years ended March 31, 2019 and 2018 were all earned in China and are comprised of:

	Year ended March 31, 2019
	Henan Luoning	Guangdong	Total
Silver (Ag)	$74,702	$5,952	$80,654
Gold (Au)	3,642	-	3,642
Lead (Pb)	55,739	8,372	64,111
Zinc (Zn)	6,305	14,349	20,654
Other	1,095	363	1,458
	$141,483	$29,036	$170,519

	Year ended March 31, 2018
	Henan Luoning	Guangdong	Total
Silver (Ag)	$75,891	$6,463	$82,354
Gold (Au)	3,232	-	3,232
Lead (Pb)	55,488	6,763	62,251
Zinc (Zn)	7,000	14,462	21,462
Other	502	238	740
	$142,113	$27,926	$170,039

(d) Major customers

For the year ended March 31, 2019, four major customers (year ended March 31, 2018 - three) accounted for 12% to 26%, (year ended March 31, 2018 - 22%, 25% and 28%) and collectively 67% (year ended March 31, 2018 - 75%) of the total sales of the Company as reported across the Henan Luoning and Guangdong segments.

23.	COMMITMENTS AND CONTINGENCIES

Commitments, not disclosed elsewhere in these financial statements, are as follows:

	Total	Less than 1 year	1-5 years	After 5 years
Operating leases	$2,612	$854	$1,758	$-

As of March 31, 2019, the Company has two office rental agreements totaling $2,612 for the next four years. During the year ended March 31, 2019, the Company incurred rental expenses of $798 (year ended March 31, 2018 - $684), which were included in office and administrative expenses on the consolidated statement of income.

Although the Company has taken steps to verify title to properties in which it has an interest, these procedures do not guarantee the Company's title. Property title may be subject to, among other things, unregistered prior agreements or transfers and may be affected by undetected defects.

Due to the size, complexity and nature of the Company’s operations, the Company is subject to various claims, legal and tax matters arising in the ordinary course of business. Each of these matters is subject to

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, except per share and share data, unless otherwise stated)

various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.

In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

24.	SUPPLEMENTARY CASH FLOW INFORMATION

	March 31, 2019	March 31, 2018
Cash on hand and at bank	$67,215	$31,281
Bank term deposits and GICs	226	17,918
Total cash and cash equivalents	$67,441	$49,199

Changes in non-cash operating working capital:		Years Ended March 31,
	2019	2018
Trade and other receivables	$169	$715
Inventories	(606)	(1,164)
Prepaids and deposits	500	86
Accounts payable and accrued liabilities	3,962	(1,743)
Deposits received	(3,343)	(603)
Due from a related party	(23)	84
	$659	$(2,625)